DIVIGAS, INC.

a Delaware corporation

BYLAWS

As of May XX, 2025

ARTICLE I: STOCKHOLDERS

Section 1.1: **Annual Meetings.** If required by applicable law, an annual meeting of stockholders shall be held for the election of directors at such date and time as may be determined from time to time by the Board of Directors of the Corporation (the "***Board***"). The meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Any other proper business may be transacted at the annual meeting.

Section 1.2: **Special Meetings.** Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairperson of the Board, the President, the Chief Executive Officer, or by a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships (the "***Whole Board***"), and may not be called by any other person or persons. Any special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. The business to be conducted at a special meeting of stockholders shall be limited to the purpose or purposes for which the meeting has been called as set forth in the notice of such meeting.

Section 1.3: **Notice of Meetings.** Whenever stockholders are required or permitted to take any action at a meeting, a notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the Secretary (or other person authorized by these Bylaws or by law) not less than ten (10) nor more than sixty (60) days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under the Certificate of Incorporation or under these Bylaws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder's address as it appears in the records of the Corporation. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (the "DGCL").

Section 1.4: **Adjournments.** Any meeting of stockholders, annual or special, may adjourn from time to time. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5: **Quorum.** Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock entitled to vote at that meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If such quorum shall not be present or represented at any meeting of stockholders, the chairperson of the meeting may adjourn the meeting without notice other than announcement at the meeting, until such quorum shall be present or represented by proxy. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor counted for quorum purposes; *provided*, *however*, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 1.6: **Organization; Conduct of Meetings.** Meetings of stockholders shall be presided over by such person as the Board may designate or, in the absence of such a person, the Chairperson of the Board, or, in the absence of such person, the Chief Executive Officer of the Corporation, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of the meeting shall have the right and authority to convene and, for any or no reason, to recess and/or to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as in his or her judgment are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairperson of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and, if such chairperson should so determine, such chairperson shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. The Secretary of the Corporation shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7: **Voting; Proxies.** Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by either written proxy or by a transmission permitted by Section 212(c) of the DGCL, but no proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period or is irrevocable and coupled with an interest. Proxies shall be filed with the Secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Neither abstentions nor broker non-votes shall be counted as votes cast for or against such matter.

Section 1.8: Fixing Date for Determination of Stockholders of Record.

1.8.1 <u>Meetings</u>. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than sixty (60), nor less than ten (10), days before the date of such meeting. If the Board so fixes such record date for notice of such meeting, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date for notice of such meeting, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, then the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and, in such case, shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

1.8.2 <u>Stockholder Action by Written Consent</u>. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board pursuant to the first sentence of this Section 1.8.2, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the Board pursuant to the first sentence of this Section 1.8.2, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting if prior action by the Board is required by applicable law shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

1.8.3   Other Matters. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 1.9:   **List of Stockholders Entitled to Vote.** The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 10 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

Section 1.10:   **Action by Written Consent of Stockholders**.

1.10.1   General. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by law, be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

1.10.2   Procedures. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation in the manner prescribed in this Section 1.10 and applicable law within 60 days of the first date on which a written consent is so delivered to the Corporation.

Section 1.11: Inspectors of Elections.

1.11.1 <u>Appointment</u>. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting.

1.11.2 <u>Inspector's Oath</u>. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability.

1.11.3 <u>Duties of Inspectors</u>. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

1.11.4 <u>Opening and Closing of Polls</u>. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise.

1.11.5 <u>Determinations</u>. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in accordance with Section 211(e) or Section 212(c)(2) of the General Corporation Law of the State of Delaware (the "***DGCL***") or any information provided pursuant to Section 211(a)(2)b.(i) or (iii) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted under the DGCL and set forth herein, the inspectors at the time they make their certification of their determinations pursuant to the relevant provisions of the DGCL set forth herein shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

ARTICLE II: BOARD OF DIRECTORS

Section 2.1: **Number; Qualifications.** Unless otherwise provided in the Certificate of Incorporation or in these Bylaws, the number of directors which shall constitute the whole board shall be determined from time to time by resolution of the Board of Directors. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: **Election; Resignation; Vacancies.** Directors shall be elected for such terms and in the manner provided by the Certificate of Incorporation and applicable law. Each director shall hold office until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at a later date or time or upon the occurrence of an event, in which case it shall be effective at such later date or time or upon the occurrence of such event. Except as otherwise provided by the Certificate of Incorporation or by applicable law, any vacancy in the Board resulting from the death, resignation, removal or disqualification of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders entitled to vote generally in the election of directors, may be filled by the stockholders, by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Section 2.3: **Regular Meetings.** Regular meetings of the Board may be held at such place, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

Section 2.4: **Special Meetings.** Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the President or a majority of the members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given orally (in person, by telephone or otherwise), in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting (if the notice is mailed) or at least twenty-four (24) hours before the meeting (if such notice is given orally, in person, by telephone or otherwise, or by hand delivery, or any means of electronic transmission, including electronic mail). Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: **Remote Meetings Permitted.** Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6: Quorum; Vote Required for Action. Subject to Section 2.2 above, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 2.7: Organization. Meetings of the Board shall be presided over by the Chairperson of the Board or, in such person's absence, by the Chief Executive Officer or, in such person's absence, by the President or, in such person's absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as secretary of the meeting, but in such person's absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8: Action by Unanimous Consent of Directors. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, respectively, in the minute books of the Corporation. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9: Fees and Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including without limitation compensation for services as members of committees of the Board. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 2.10: Chairperson of the Board. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board who shall be elected from among its ranks and who shall have the power to preside at all meetings of the Board and have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe. The Chairperson of the Board, as such, shall not be deemed to be an officer of the Corporation.

Section 2.11: Committees. The Board of Directors may, by resolution passed by a majority of the Whole Board of Directors, establish one or more committees, each committee to consist of one or more directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these Bylaws.

Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but in the absence of such rules its business shall be conducted so far as possible in the same manner as is provided in these Bylaws for the Board of Directors. All members of such committees shall hold their committee offices at the pleasure of the Board of Directors, and the Board may abolish any committee at any time.

ARTICLE III: OFFICERS

Section 3.1: **Generally.** The officers of the Corporation shall consist of a Chief Executive Officer, one or more Presidents, a Secretary and a Treasurer and may consist of such other officers, including a Chief Financial Officer, and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; provided, however, that, notwithstanding anything to the contrary set forth herein, the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chief Executive Officer, a President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until such person's successor is appointed or until such person's earlier resignation, death or removal. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board or, if the vacancy is of an office that the Chief Executive Officer has been empowered to appoint, the Chief Executive Officer.

Section 3.2: **Chief Executive Officer.** Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) To act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) Subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) Subject to the Certificate of Incorporation and Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

(d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

Section 3.3: **President.** The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one person as the President and a different person as the Chief Executive Officer of the Corporation. The President shall have all such powers and duties as are commonly incident to the office of President, including the power to sign certificates representing shares of capital stock of the Corporation, or that are delegated to him or her by the Board or the Chief Executive Officer (if such office is then held by a person other than the person holding the office of President). A President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer's absence or disability.

Section 3.4: **Chief Operating Officer.** The Chief Operating Officer shall have all such powers and duties as are commonly incident to the office of Chief Operating Officer or that are delegated to him or her by the Board or the Chief Executive Officer. The Chief Operating Officer may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer's or President's absence or disability.

Section 3.5: **Vice President.** Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, including the power to sign certificates representing shares of capital stock of the Corporation, or that are delegated to him or her by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer's and President's absence or disability.

Section 3.6: **Chief Financial Officer.** The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

Section 3.7: **Treasurer.** The Treasurer shall have custody of all moneys and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, including the power to sign certificates representing shares of capital stock of the Corporation, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 3.8: **Secretary.** The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, including the power to sign certificates representing shares of capital stock of the Corporation, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 3.9: Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

Section 3.10: Removal. Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided that if the Board has empowered the Chief Executive Officer to appoint any officer of the Corporation, then any such officer may be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

Section 3.11: Representation of Shares of Other Corporations. Except as otherwise provided by the Board, and subject to the direction and control thereof, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, the Secretary or any assistant secretary of this Corporation, or any other person authorized by the Board or the Chief Executive Officer, the Chief Operating Officer or the President or a Vice President, is authorized to vote, represent, and exercise on behalf of this Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

ARTICLE IV: CAPITAL STOCK

Section 4.1: Certificates. Stockholders shall not be entitled to certificates Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors, including electronic form. Such certificate shall be signed by a President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such signatures may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. The Corporation shall be not permitted to issue fractional shares.

Section 4.2: Transfers. Subject to any restrictions on transfer, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require.

Section 4.3: Lost Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE V: INDEMNIFICATION

Section 5.1: **Indemnification of Officers and Directors.** Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative, legislative or any other type whatsoever (a "**Proceeding**"), by reason of the fact that such person is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an "**Indemnitee**"), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees' heirs, executors and administrators. Notwithstanding the foregoing, except as provided in Section 5.5, the Corporation shall not be obligated under this Article VI to indemnify any Indemnitee seeking indemnification in connection with a Proceeding (or part thereof) initiated by such Indemnitee unless such Proceeding (or part thereof) was authorized in the first instance by the Board.

Section 5.2: **Advance of Expenses.** The Corporation shall pay all expenses (including attorneys' fees) incurred by such an Indemnitee in defending any such Proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by such an Indemnitee in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

Section 5.3: **Non-Exclusivity of Rights.** The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion but subject to applicable law, to provide rights to indemnification or advancement of expenses to any person other than an Indemnified Person or to provide greater rights to indemnification and advancement of expenses than those provided in this Article VI to any Indemnified Person.

Section 5.4: **Indemnification Agreements.** The Board is authorized to cause the Corporation to enter into agreements with any director, officer, employee, agent or fiduciary of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent, fiduciary, trustee, partner or managing member of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article V.

Section 5.5: **Claims**.

5.5.1 <u>Right to Bring Suit</u>. If a claim for indemnification (following the final disposition of such Proceeding) under Section 5.1 of this Article V is not paid in full by the Corporation within sixty (50) days after a written claim has been received by the Corporation, or a claim for advancement of expenses is not paid in full within thirty (30) days after the Corporation has received a statement or statements therefor, the Indemnitee shall be entitled at any time thereafter (but not before) to bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled, to the fullest extent permitted by law, to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard of conduct for entitlement to indemnification under applicable law.

5.5.2 <u>Effect of Determination</u>. Neither the failure of the Corporation (whether by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of a suit by the Indemnitee to enforce a right to indemnification that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct to be entitled to indemnification under applicable law, nor an actual determination by the Corporation (whether by its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Indemnitee has not met such standard of conduct, shall create a presumption that the Indemnitee has not met such standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

5.5.3 <u>Burden of Proof</u>. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking provided hereunder, the burden of proving that the Indemnitee is not entitled to be indemnified, or is required to repay any amounts advanced pursuant to the terms of such undertaking, under this Article VI shall be on the Corporation.

Section 5.5: **Nature of Rights.** The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee of the Corporation and shall inure to the benefit of the

Indemnitee's heirs, executors and administrators. Any right to indemnification or to advancement of expenses arising under this Article V shall not be eliminated or impaired by an amendment to these Bylaws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought.

Section 5.7: **Insurance.** The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, agent or fiduciary of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent, fiduciary, trustee, partner or managing member of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 5.8: **Certain Defined Terms.** Any reference to an officer of the Corporation in this Article V shall be deemed to refer exclusively to the Chief Executive Officer, the President, the Chief Operating Officer, any Vice President, the Chief Financial Officer, the Treasurer or the Secretary appointed pursuant to Article III of these Bylaws, and to any other officer of the Corporation appointed by (x) the Board pursuant to Article III of these Bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article III of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of "vice president" or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article V.

ARTICLE VI: NOTICES

Section 6.1: Notice.

6.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 2.4 above or Section 6.1.2 below) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively be delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or by sending such notice by electronic transmission in accordance with the DGCL. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. Except as otherwise provided by law, the notice shall be deemed given (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (b) in the case of delivery by mail, upon deposit in the mail, postage prepaid, (c) in the case of delivery by overnight express courier, when dispatched, and (d) in the case of delivery via electronic mail or other form of electronic transmission, when dispatched.

6.1.2   Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission in accordance with the DGCL.

6.1.3   Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 6.2:   Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VII: MISCELLANEOUS

Section 7.1:   Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board.

Section 7.2:   Seal. The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

Section 7.3:   Form of Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, method or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

Section 7.4:   Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall, to the fullest extent permitted by law, be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

ARTICLE VIII: AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, or the adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as provided by the Certificate of Incorporation and applicable law.

CERTIFICATION OF BYLAWS

OF

<u>DIVIGAS, INC.</u>

a Delaware corporation

I, _____, certify that I am Secretary of DIVIGAS, Inc., a Delaware corporation (the "***Corporation***"), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: May XX, 2025

/s/ _____

_____, Secretary